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                                                                     EXHIBIT 8.2

             [SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

                                                                   June 20, 1997

McDonnell Douglas Corporation
P.O. Box 516
St. Louis, Missouri 63166

Dear Ladies and Gentlemen:

     We have acted as special counsel to McDonnell Douglas Corporation, a Maryland corporation ("McDonnell Douglas"), in connection with the contemplated merger (the "Merger") of West Acquisition Corp. ("Merger Sub"), a newly-formed, direct, wholly-owned subsidiary of The Boeing Company ("Boeing"), with and into McDonnell Douglas, pursuant to an Agreement and Plan of Merger dated as of December 14, 1996 (the "Merger Agreement") among Boeing, Merger Sub and McDonnell Douglas. The delivery of this opinion, dated as of June 20, 1997, is a condition to the Merger pursuant to section 7.1(g) of the Merger Agreement. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Merger Agreement.

     In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon certain statements, representations and agreements made by McDonnell Douglas, Boeing and Merger Sub, including representations set forth in certificates from officers of McDonnell Douglas and Boeing and from the stockholders of McDonnell Douglas (the "Stockholders") in the form of Exhibits 7.1(g)(1), 7.1(g)(2) and 7.1(g)(3) to the Merger Agreement (the "Representation Letters"). Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above and the statements, representations and agreements made by McDonnell Douglas, Boeing, the Stockholders and others, including those set forth in the Representation Letters.

     In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We also have assumed that the transactions related to the Merger or contemplated by the Merger Agreement will be consummated in accordance with such agreements. Furthermore, we have assumed that the Merger qualifies as a statutory merger under the laws of the State of Maryland.

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change in the authorities upon which our opinion is based could affect our conclusions.
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McDonnell Douglas Corporation
June 20, 1997
Page 2

                                    OPINION

     Based solely upon the foregoing, we are of the opinion that under current law, the Merger will qualify as a reorganization within the meaning of section 368(a) of the Code and, accordingly, for United States federal income tax purposes:

     (i) Each of McDonnell Douglas, Merger Sub and Boeing will be parties to such reorganization within the meaning of Section 368(b) of the Code;

     (ii) No gain or loss will be recognized by McDonnell Douglas, Merger Sub or Boeing as a result of the Merger;

     (iii) No gain or loss will be recognized by the Stockholders as a result of the exchange of all of their stock of McDonnell Douglas ("McDonnell Douglas Stock") solely for stock of Boeing ("Boeing Stock") pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Boeing Stock);

     (iv) The aggregate tax basis of the Boeing Stock received by the Stockholders pursuant to the Merger will be the same as the aggregate tax basis of the McDonnell Douglas Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest in Boeing Stock for which cash is received);

     (v) Cash received by a Stockholder in lieu of a fractional share interest in Boeing Stock will be treated as having been received in redemption of such fractional share interest, and such Stockholder will recognize gain or loss, for United States federal income tax purposes, equal to the difference between the amount of cash received and the portion of the Stockholder's basis in the share of McDonnell Douglas Stock allocable to such fractional share interest in Boeing Stock. Such gain or loss will be long-term capital gain or loss if such share of McDonnell Douglas Stock has been held as a capital asset for more than one year at the Effective Time; and

     (vi) The holding period of the Boeing Stock received by the Stockholders will include the period during which the McDonnell Douglas Stock surrendered in exchange therefor was held.

     Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Merger Agreement. We are furnishing this opinion to you solely in connection with section 7.1(g) of the Merger Agreement and it is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission. We consent to the use of our name under the heading "THE MERGER -- Certain Federal Income Tax Consequences" in the Joint Proxy Statement/Prospectus. We hereby consent to the filing of this opinion with the Securities and Exchange Commission (the "Commission") as Exhibit 8.2 to the Joint Proxy Statement/Prospectus. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission promulgated thereunder. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

                                  Very truly yours,

                                  /s/  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP